File No. 70-______

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                          Form U-l
             ___________________________________

                   APPLICATION-DECLARATION
                            under
       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ___________________________________

                  Entergy Gulf States, Inc.
                       350 Pine Street
                   Beaumont, Texas  77701

     (Name of company filing this statement and address
               of principal executive offices)
             ___________________________________

                     Entergy Corporation
   (Name of top registered holding company parent of each
                   applicant or declarant)
             ___________________________________


                    William J. Regan, Jr.
                Vice President and Treasurer
                  Entergy Gulf States, Inc.
                      639 Loyola Avenue
                New Orleans, Louisiana  70113
         (Names and addresses of agents for service)
             ___________________________________

   The Commission is also requested to send copies of any communications in connection with this matter to:


                       Laurence M. Hamric, Esq.
                           Ann G. Roy, Esq.
                        Entergy Services, Inc.
                          639 Loyola Avenue
                        New Orleans, LA 70113

Item 1.   Description of Proposed Transaction

     1.1 Entergy Gulf States, Inc. ("Entergy Gulf States"), a subsidiary of Entergy Corporation ("Entergy") which is a regulated holding Company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), provides retail electric service in Louisiana and Texas and furnishes natural gas utility services in and around Baton Rouge, Louisiana. Entergy Gulf States submits this Application/Declaration seeking authority to acquire two high-voltage transmission lines and related assets from the bankruptcy estate of Cajun Electric Power Cooperative, Inc. ("Cajun"). The acquisition of these assets is a part of a comprehensive settlement agreement among the Chapter 11 Trustee of Cajun, Entergy, Entergy Gulf States, and the Rural Utilities Services of the Department of Agriculture (the "Settlement Agreement") resolving numerous disputes between Entergy and Entergy Gulf States (formerly Gulf States Utilities Company) on the one hand, and Cajun, on the other hand, which are currently pending before the bankruptcy court adjudicating Cajun's bankruptcy, the Commission, and federal district courts. On April 26, 1996, the Bankruptcy Court approved the Settlement Agreement which requires the parties to close the transaction no later than June 1, 1997.

     1.2 Entergy Gulf States owns and operates an integrated transmission system covering a 28,000 square-mile area in southeast Texas and south central Louisiana, extending a distance of approximately 350 miles in these states, principally in the coastal area. The system consists of a backbone 500 kv system across south Louisiana into east Texas, with an underlying network of 230 kv and 138 kv lines. The system is extensively interconnected to other utility systems, including the transmission facilities of other Entergy operating companies. Among other uses, Entergy Gulf States' transmission facilities are used for the transmission of electric energy in interstate commerce and the sale of electric energy at wholesale in interstate commerce.

     1.3 The utility assets proposed to be transferred to Entergy Gulf States consist of two 500 kv transmission lines designated as lines 745 and 746, and related towers, support facilities, and rights-of-way, (collectively, the "Facilities") and presently are part of the integrated transmission system over which Entergy Gulf States and Cajun transfer electric energy to serve their respective customers. After the transfer, the Facilities will continue to be used as part of Entergy Gulf States' integrated transmission system. The two transmission lines serve only to interconnect certain Cajun and Entergy Gulf States facilities and do not interconnect with any other entities. The Entergy operating companies already provide service over these transmission lines under Entergy's open-access transmission tariff and, after the transfer of the lines to Entergy Gulf States, Entergy will continue to provide service over the transmission lines under its open-access tariff.

     1.4 In December, 1981, Cajun purchased the two transmission lines from Entergy Gulf States to permit Cajun to own a portion of the Entergy Gulf States transmission system in accordance with Service Schedule CTOC to the Entergy Gulf States-Cajun Transmission arrangements.
Service Schedule CTOC and the related Entergy Gulf States and Cajun transmission Service Agreements have engendered numerous disputes and protracted litigation<FN1>, and will be terminated as result of the transfer and the related agreements set forth in the Settlement Agreement. Effective upon the transfer of the Facilities, Cajun will begin to take service under the open-access tariffs of the Entergy operating companies.

          1.5 The Facilities already are part of the integrated transmission system used by Entergy to provide transmission services to others by virtue of the service schedule CTOC to the Entergy Gulf States-Cajun Power Interconnection
Agreement. As a result, the costs of the two lines already are included in the cost of service used to establish
Entergy's open-access transmission rates and no adverse effect on cost and rates will result from the transfer of the two transmission lines.

     1.6 The original cost of the Facilities to Cajun in 1981 was $14,570,408. As of December 31, 1997, the net book value of the investment (as reduced by accumulated depreciation) at that date was $8,649,000.

Item 2.    Fees, Commissions and Expenses

      The fees, commissions and expenses are not expected to exceed the following:

       Fees of Entergy Services, Inc.               $20,000
       Miscellaneous Fees                           $10,000
       TOTAL                                        $30,000

Item 3.   Applicable Statutory Provisions

      The Company believes that the above described transaction may be subject to Sections 9(a) of the Act, and to Rules 23 and 24 thereunder. In the event that the Commission deems any other section of the Act or rules thereunder to be applicable, the Company requests that the Commission's order or orders herein also be issued under and with respect to such other section or rule.

      Regulatory Approval

      The Company believes that no Federal or State commission or regulatory body has jurisdiction over the proposed transactions set forth in Item 1 hereof except the Federal Energy Regulatory Commission. Entergy Gulf States filed Application for such approval on March 18, 1997.

Item 5.   Procedure

      1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by April 11, 1997, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the transactions proposed in this proceeding be entered by May 16, 1997, or as soon thereafter as practicable. The terms of the Settlement Agreement as approved by the Bankruptcy Court require the transaction to close no later than June 1, 1997.

      2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; consents that the Division of Investment Management may assist in the preparation of the Commission's decisions and/or order in this matter; and requests no waiting period between the issuance of the Commission's order and the date it is to become effective.

Item 6.   Exhibits and Financial Statements

      Section A.   Exhibits

              B. Order and Judgment approving settlement by and among Cajun Electric Power Cooperative, Inc., Entergy Gulf States, Inc., Entergy Corporation, the Rural Utilities Service of the Department of Agriculture (see in Exhibit H of Exhibit D filed herewith.

              D.     Application     to    Federal     Energy
                     Regulatory  Commission  filed  on  March
                     18, 1997.

              E.     Map of properties described in Item 1.
                     (Exhibit I of Exhibit D filed pursuant
                     to Form S-E.)

              F.     Opinion of Counsel.

              G.     Financial Data Schedule.

              H.     Proposed Form of Notice.

      Section B.   Financial Statements

                    Financial Statements of Entergy Gulf States (reference
                     is made to Exhibit G hereto).

                    Financial Statements of Entergy and subsidiaries,
                     consolidated as of December 31, 1996.

                    Notes to Financial Statements of Entergy and Entergy
                     Gulf States included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (filed in File No. 1-11299 and File No. 1-2703), respectively, and incorporated by reference).

      Except  as  reflected in the Financial Statements,  no
      material  changes  not  in  the  ordinary  course   of
      business have occurred since December 31, 1996.

      Reference  is made to Exhibit G hereto for a statement
      of   the   proposed   accounting  treatment   of   the
      transactions herein contemplated.

Item 7.  Information as to Environmental Effects.

         (a)  As more fully described in Item 1, the
      proposed transaction, subject to the jurisdiction of the Commission, involves an acquisition of already existing utility assets from Cajun by Entergy Gulf
      States, and does not involve a major federal action having a significant impact on the human environment.

         (b)  Not applicable.

                          SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                       ENTERGY CORPORATION


                                       By: /s/ William J. Regan, Jr.
                                          William J. Regan, Jr.
                                       Vice President and Treasurer

                                       ENTERGY GULF STATES, INC.


                                       By:  /s/ William J. Regan, Jr.
                                          William J. Regan, Jr.
                                          Vice President and Treasurer



Dated:  March 31, 1997



_______________________________
<FN1>   See, e.g., Cajun Elec. Power Coop. Inc. v. Gulf States
        Utils. Co., 47 FERC  63,024 at 65,053 (1989), a'ffd in part and rev'd in part, 59 FERC  61,041 (1992), rev'd Gulf
        States Utils. Co. v. F.E.R.C., 1 F.3d 288 (5th Cir. 1993), reh'g pending on other issues, on remand, 71 FERC 63,009, aff'd 72 FERC 61,157 (1995), appeals pending Gulf States
        v. F.E.R.C., Nos. 95-60357 and 95-60626 (5th Cir. motion for stay granted Dec. 13, 1996). Cajun v. F.E.R.C., No. 96-60554 (5th Cir. motion for stay granted Nov. 5, 1996). Other substantial non-jurisdictional disputes, involving hundreds of millions of dollars, also are resolved by the settlement.